SECURITIES 05038161 ON
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 364412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ASIA PACIFIC INVESTORS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 ASPINALL AVENUE SUITE 101
(No. and Street)

HAGATNA	GUAM	96910-5156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel L. Webb (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALLORAN, JOHN A. P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 22635	G.M.F.	GUAM	96921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL L. PEXA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASIA PACIFIC INVESTORS SERVICES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JOYLEEN T.R. QUINATA
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: JAN 22, 2007
173 Aspinall Avenue, Suite 203
Hagatna, Guam 96910

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of Independent Public Accountant on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635
GMF, Guam U.S.A. 96921

Telefax: (671) 637-0004
email: halloran@netpci.com

Report of Independent Certified Public Accountant

To the Stockholders and Board of Directors
of Asia Pacific Investors Services:

I have audited the accompanying statements of financial condition of Asia Pacific Investors Services (a Guam Corporation) as of December 31, 2004 and 2003, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Investors Services as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 11, 2005

John A. Halloran, P.C.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Statements of Financial Condition

December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash	$ 16,712	15,036
Deposit with clearing organization	10,471	10,409
Short-term investments - trading securities	27,520	27,798
Receivable from brokers	111,914	85,635
Prepaid insurance	956	818
Furnitures, equipment and leasehold improvements, net of accumulated depreciation (Note 3)	17,219	21,651
	$ 184,792	161,347
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	2,805	11,185
Commissions payable:		
Stockholders	48,192	40,428
Other brokers	10,018	8,316
Obligation under capital lease (Note 3)	4,164	7,692
Guam income tax payable (Note 4)	3,782	417
Deferred income tax (Note 4)	586	421
Total liabilities	69,547	68,459
Stockholders' equity:		
Common stock, $1 par value; 800,000 shares authorized; 160,000 shares subscribed and outstanding	160,000	160,000
Stock subscriptions receivable	(120,000)	(120,000)
Additional paid-in capital	2,000	2,000
Treasury stock	(14,000)	(14,000)
Retained earnings	87,245	64,888
Total stockholders' equity	115,245	92,888
Lease commitment (Note 5)		
	$ 184,792	161,347

The accompanying notes are an integral part of this statement.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Statements of Income (Loss)

Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 535,392	530,928
Interest income	13,225	15,448
Total revenues	548,617	546,376
Expenses:		
Commissions	327,268	327,513
Employee salaries & wages, net of reimbursements	67,301	70,172
Other operating expenses	48,204	66,900
Rent and utilities (Note 5)	42,260	43,662
Clearing fees	20,420	19,070
Depreciation and amortization	10,832	13,722
Taxes and licenses	6,028	6,114
Loss on fixed asset write-offs	-	1,159
Total expenses	522,313	548,312
Income (loss) before Guam income tax (credit)	26,304	(1,936)
Guam income tax (credit) (Note 4)	3,947	(249)
Net income (loss)	$ 22,357	(1,687)

The accompanying notes are an integral part of this statement.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2002	26,000	$ 26,000	$ 2,000	$ 66,575	$ 94,575
Net loss for the year ended December 31, 2003	-	-	-	(1,687)	(1,687)
Balance at December 31, 2003	26,000	26,000	2,000	64,888	92,888
Net income for the year ended December 31, 2004	-	-	-	22,357	22,357
Balance at December 31, 2004	26,000	$ 26,000	$ 2,000	$ 87,245	$115,245

The accompanying notes are an integral part of this statement.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 22,357	(1,687)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Loss on fixed asset write-offs	-	1,159
Depreciation and amortization	10,832	13,722
Deferred income tax	165	(666)
Change in assets and liabilities:		
Deposit with clearing organization	(62)	(58)
Receivables	(26,279)	(21,175)
Prepaid insurance	(138)	-
Accounts payable and accrued expenses	(8,380)	10,163
Commissions payable	9,466	11,407
Obligations under capital lease	(3,528)	(3,235)
Guam income tax payable	3,365	(3,224)
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,798	6,406
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furnitures, equipment and leasehold improvements	(6,400)	(7,687)
(Increase) decrease in short-term investments	278	(27,422)
NET CASH USED BY INVESTING ACTIVITIES	(6,122)	(35,109)
CASH FLOWS FROM AND NET CASH PROVIDED BY FINANCING ACTIVITIES - Decrease in due from stockholders	-	3,590
NET INCREASE (DECREASE) IN CASH	1,676	(25,113)
CASH AT BEGINNING OF PERIOD	15,036	40,149
CASH AT END OF PERIOD	$ 16,712	15,036
SUPPLEMENTARY INFORMATION:		
Interest paid	$ 1,365	1,252

The accompanying notes are an integral part of this statement.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Notes to Financial Statements

December 31, 2004 and 2003

(1) Nature of Business

Asia Pacific Investors Services (APIS) was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. APIS renders broker-dealer services in principally mutual funds and corporate stocks on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APIS is exempt from the reserve requirement under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand and cash due from banks and brokerage accounts.

Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation is provided on furnitures and equipment by the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

(3) Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements at December 31, 2004 and 2003 consist of the following:

		2004	2003
Furnitures	$	8,549	8,549
Equipment		96,533	90,133
Leasehold improvements		8,607	8,607
		113,689	107,289
Less: accumulated depreciation		96,470	85,638
	$	17,219	21,651

Included in equipment is a xerox machine which has been recorded as a capital lease at a cost of $17,641. Terms of the lease agreement call for monthly payments of $408 until September, 2005. Interest is calculated at a borrowing rate of 12% as of the purchase date.

(4) Guam Income Tax

Guam income tax consists of current of $3,782 and $417 and deferred payable (credit) of $165 and ($666) as of December 31, 2004 and 2003, respectively. The Guam income tax provision (credit) of $3,947 and ($249) for the years ended December 31, 2004 and 2003, respectively, is computed based on the statutory rate of 15%.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes).

APIS's provision for Guam income tax does not differ from applying the statutory income tax rate to income before income taxes.

During the year ended December 31, 2004, APIS paid $417 in Guam income tax.

(5) Lease Commitment

APIS leases its administrative office under a noncancelable operating lease which expires on June 30, 2006 at a monthly rate of $2,400. The building and related improvements from which APIS conducts its operations is owned by U.D.P. Corporation, a Guam corporation. Two-thirds of U.D.P. common stock is owned by APIS' majority stockholder.

Rent expense for the years ended December 31, 2004 and 2003 was $28,800. Rental payments through the end of the lease term at June, 2006 are $43,200.

(6) Net Capital Requirement

APIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, APIS had net capital of $59,124, which was $54,124 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.18 to 1.

SUPPLEMENTARY INFORMATION

Schedule 1

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

NET CAPITAL:	
Total stockholders' equity qualified for net capital	$ 115,245
Deductions:	
Non-allowable assets:	
Broker receivables	(34,162)
Prepaid insurance	(956)
Furnitures, equipment and leasehold improvements	(17,219)
Haircuts on securities from Part IIA	(3,784)
Net Capital	$ 59,124
AGGREGATE INDEBTEDNESS:	
Total liabilities included in statement of financial condition	$ 69,547
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital required	$ 5,000
Excess net capital at 1500%	$ 54,124
Excess net capital at 1000%	$ 52,169
Ratio: Aggregate indebtedness to net capital	$ 1.18:1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2004):	
Net capital, as reported in Company's Part IIA FOCUS report	$ 59,674
Audit adjustments, net	(550)
Net capital as shown above	$ 59,124

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635
GMF, Guam U.S.A. 96921

Telefax: (671) 637-0004
email: halloran@netpci.com

Report of Independent Certified Public Accountant on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders and Board of Directors
of Asia Pacific Investors Services:

In planning and performing my audit of the financial statements of Asia Pacific Investors Services for the year ended December 31, 2004, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Asia Pacific Investors Services that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security amounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

John A. Halloran, P. C.
Certified Public Accountant

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses. Under standards established by the American Institute of Certified Public Accountants, a material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

In addition, my review indicated that Asia Pacific Investors Services was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph K(2)(ii) as of December 31, 2004, and no facts came to my attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) of the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 11, 2005

John A. Halloran, P.C.